EXHIBIT 99.3	NOVONIX LIMITED	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
ANNUAL GENERAL MEETING Wednesday, 5 April, 2023

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
01	REMUNERATION REPORT (NON-BINDING)	Y	29,962,740 45.25%	35,863,647 54.17%	383,390 0.58%	4,750,669	54,525,964 59.71%	36,797,983 40.29%	4,796,057	Carried
02	RE-ELECTION OF DIRECTOR - ADMIRAL ROBERT NATTER	NA	65,769,347 81.56%	14,488,839 17.97%	381,906 0.47%	364,568	91,306,811 86.30%	14,488,839 13.70%	368,568	Carried
03	RE-ELECTION OF DIRECTOR - MR DANIEL AKERSON	NA	69,777,994 86.54%	10,474,944 12.99%	381,005 0.47%	364,633	95,176,457 89.97%	10,613,044 10.03%	368,633	Carried
04	RE-ELECTION OF DIRECTOR - MR RON EDMONDS	NA	70,466,953 87.39%	9,746,966 12.09%	424,305 0.53%	365,336	95,908,716 90.66%	9,885,066 9.34%	369,336	Carried
05	ISSUE OF TRANSITIONAL FY23 PERFORMANCE RIGHTS TO MR NICK LIVERIS	NA	43,129,708 64.27%	23,611,057 35.18%	366,724 0.55%	3,864,373	68,452,502 74.23%	23,769,157 25.77%	3,909,761	Carried
06	ISSUE OF TRANSITIONAL FY23 SHARE RIGHTS TO MR ANDREW N. LIVERIS AO	NA	47,815,894 71.23%	18,944,347 28.22%	364,174 0.54%	3,845,771	72,236,138 78.31%	20,002,447 21.69%	3,891,159	Carried
07	ISSUE OF TRANSITIONAL FY23 SHARE RIGHTS TO MR ANTHONY BELLAS	NA	47,287,718 70.47%	19,455,673 28.99%	364,174 0.54%	3,864,301	72,607,962 78.73%	19,613,773 21.27%	3,909,689	Carried
08	ISSUE OF TRANSITIONAL FY23 SHARE RIGHTS TO ADMIRAL ROBERT NATTER	NA	47,232,709 70.36%	19,531,610 29.10%	362,739 0.54%	3,844,808	71,651,518 77.68%	20,589,710 22.32%	3,890,196	Carried
09	ISSUE OF TRANSITIONAL FY23 SHARE RIGHTS TO PHILLIPS 66 COMPANY	NA	47,324,285 70.49%	19,443,813 28.96%	365,405 0.54%	3,838,363	71,745,760 77.78%	20,501,913 22.22%	3,883,751	Carried
10	ISSUE OF TRANSITIONAL FY23 SHARE RIGHTS TO MS JEAN OELWANG	NA	47,287,464 70.45%	19,472,127 29.01%	364,267 0.54%	3,847,208	70,129,427 78.13%	19,630,227 21.87%	3,892,596	Carried
11	ISSUE OF FY23 SHARE RIGHTS TO MR DANIEL AKERSON	NA	47,293,377 70.46%	19,467,283 29.00%	364,174 0.54%	3,846,160	70,135,247 78.14%	19,625,383 21.86%	3,891,548	Carried

Printed: 5/04/2023	This report was produced from the Link Market Services Meeting System	Page 1 of 2

EXHIBIT 99.3	NOVONIX LIMITED	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
ANNUAL GENERAL MEETING Wednesday, 5 April, 2023

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
12	ISSUE OF PRO RATED SHARE RIGHTS TO MR DANIEL AKERSON	NA	47,287,446 70.46%	19,456,645 28.99%	366,174 0.55%	3,844,801	70,131,316 78.14%	19,614,745 21.86%	3,890,189	Carried
13	ISSUE OF FY23 SHARE RIGHTS TO MR RON EDMONDS	NA	47,249,868 70.45%	19,451,171 29.00%	364,174 0.54%	3,890,653	70,091,738 78.14%	19,609,271 21.86%	3,936,041	Carried
14	ISSUE OF PRO RATED SHARE RIGHTS TO MR RON EDMONDS	NA	47,283,914 70.46%	19,457,577 28.99%	365,174 0.54%	3,849,201	70,126,784 78.14%	19,615,677 21.86%	3,894,589	Carried
15	INCREASE IN DIRECTOR FEE POOL LIMIT	NA	51,865,192 77.53%	14,649,194 21.90%	381,405 0.57%	4,051,475	73,929,293 82.57%	15,602,294 17.43%	4,096,863	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 5/04/2023	This report was produced from the Link Market Services Meeting System	Page 2 of 2